[redacted]

14046703

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

UNIT
SECURITIES AND E
Washing...

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66433 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stern Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1610
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Stern (212) 832-1200
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name -- *if individual, state last, first, middle name*)

| 462 Seventh Avenue | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, Lawrence Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Capital LLC, as of December 31 ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

No. 01ME6119085
Qualified in Queens County
Commission Expires

ALEXANDRA MELGAR
Notary Public, State of New York
No. 01ME6119085
Qualified in Queens County
Commission Expires 11\22\16

February 25th 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66433 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stern Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1610
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Stern (212) 832-1200
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name -- *if individual, state last, first, middle name*)

| 462 Seventh Avenue | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

**STERN CAPITAL LLC AND SUBSIDIARY**

**REPORT ON AUDIT OF**
**CONSOLIDATED**
**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2013**

***Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT***

**STERN CAPITAL LLC AND SUBSIDIARY**

# CONTENTS

# STERN CAPITAL LLC AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2013

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 128,666 |
| Fees receivable | | 53,628 |
| Prepaid expenses and other assets | | 18,529 |
| **Total Assets** | $ | 200,823 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses and other liabilities | $ | 129,780 |
| Member's equity | | 71,043 |
| **Total Liabilities and Member's Equity** | $ | 200,823 |

The accompanying notes are an integral part of this consolidated financial statement.

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member
of Stern Capital LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary ( the "Company") (a Delaware limited liability company) as of December 31, 2013 , that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stern Capital LLC and Subsidiary as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MZGW, LLP

New York, NY
February 19, 2014

**STERN CAPITAL LLC AND SUBSIDIARY**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT**

**DECEMBER 31, 2013**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC (the "Company") was organized as a limited liability company on March 12, 2004 under the laws of the state of Delaware and is subject to the provisions of the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company and continues until such time it is terminated. The member's liability is limited. The Company earns commissions and fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts and the rendering of consulting services.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Stern Capital LTD. All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts with foreign investors.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### a) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

### b) Cash and Cash Equivalents

The Company and subsidiary consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### c) Revenue Recognition

The Company recognizes fee income and related expenses when services provided are substantially completed.

### d) Concentration of Credit Risk

The Company and subsidiary maintain cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company and subsidiary have not experienced any losses in such accounts and believe it is not exposed to any credit risk.

For the year ended December 31, 2013, approximately 71% of the fees receivable were due from four clients at December 31, 2013.

### e) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $16,753, which was $8,101 in excess of its required net capital of $8,652. The Company's net capital ratio was 7.75 to 1.

STERN CAPITAL LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
(cont'd)

DECEMBER 31, 2013

## 4. RELATED PARTY

The Company entered into an agreement with an affiliate related through common ownership for administrative expenses. As of December 31, 2013, the Company owed the affiliate $29,873.

Included in prepaid expenses and other assets is $1,200 due from affiliated companies for expenses paid on their behalf.

## 5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statement.